Filed by FS KKR Capital Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: FS KKR Capital Corp. II

File No. of Registration Statement: 333-251667

On May 11, 2021, FS KKR Capital Corp. II (“FSKR”) held a conference call to discuss FSKR’s financial results for the fiscal quarter ended March 31, 2021. The conference call contained information regarding FSKR’s proposed merger with FS KKR Capital Corp. (“FSK”).

The following are excerpts from the transcript of FSKR’s May 11, 2021 conference call discussing FSKR’s proposed merger with FSK.

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Michael Craig Forman - FS KKR Capital Corp. II - Chairman & CEO

Thank you, Robert, and welcome, everyone, to FS KKR Capital Corp. II’s First Quarter 2021 Earnings Conference Call. The first quarter represented another positive stable quarter for FSKR. During the quarter, our investment team originated $719 million of new investments, we experienced an increase in our net asset value and we again outearned our $0.55 per share quarterly dividend.

Again, I congratulate our team for achieving these solid results, especially during such a volatile period. During the first quarter, our net investment income was $0.57 per share, which was $0.02 per share above our quarterly dividend of $0.55 per share and also $0.01 per share above our public guidance at the end of the fourth quarter.

From a liquidity perspective, we ended the quarter with approximately $2.2 billion of available liquidity with no meaningful near-term debt maturities. Looking forward to the second quarter, assuming the proposed merger between FSK and FSKR closes before the end of the second quarter, we plan to file a single combined 10-Q for the quarter for the surviving entity, FSK.

From an FSKR dividend perspective, our Board has declared a distribution of $0.55 per share for the second quarter, which equates to an annualized yield of 8.7% on a net asset value per share of $25.33 as of March 31, 2021.

Assuming the proposed FSK and FSKR merger closes on schedule, on our second quarter earnings call, we will provide detailed guidance with regard to our near-term operating expectations for FSK. However, based on the positive feedback we have received from the market regarding our existing dividend policy, assuming current market conditions remain relatively intact, we currently expect to continue to target a 9% annualized dividend yield for FSK.

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As we prepare for the closing of the proposed merger of FSK and FSKR, the Board and I are extremely pleased with how the FS/KKR team is performing and how well our investment portfolio is positioned for the future. As a result, we believe that the proposed merger of FSK and FSKR will be consummated at an opportune time.

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Steven C. Lilly - FS KKR Capital Corp. II - CFO

Thanks, Brian. In terms of color behind our financial results, the $9 million decline in our total investment income quarter-over-quarter was impacted by the following: our interest income declined by $1 million quarter-over-quarter, and we experienced a decrease of $8 million in our fee and dividend income.

The largest components of our fee and dividend income included $17.5 million of dividend income from our joint venture during the quarter. Other dividends from various portfolio companies totaled approximately $5 million during the quarter.

Finally, fee income totaled $17 million during the quarter, representing a decrease of $5 million quarter-over-quarter with the change tied directly to our origination and repayment activity during the quarter.

Our interest expense and management fees remained relatively flat quarter-over-quarter and other operating expenses decreased by $5 million during the quarter, primarily due to certain investment banking fees related to the proposed FSK and FSKR merger, which were recognized during the fourth quarter.

The detailed bridge in our NAV per share on a quarter-over-quarter basis is as follows: our starting 4Q 2020 NAV per share of $25.10 was increased by GAAP net investment income of $0.57 per share and was increased by $0.21 per share due to an increase in the overall value of our investment portfolio.

Our NAV per share was reduced by our $0.55 per share dividend. The sum of these activities results in our March 31, 2021, NAV per share of $25.33. From a forward-looking guidance perspective, we expect our second quarter net investment income prior to any effects of the proposed merger with FSK to approximate $0.56 per share.

The bridge from our $0.57 per share of net investment income during the first quarter to our second quarter guidance is as follows: our recurring interest income is expected to approximate $137 million which is $10 million lower quarter-over-quarter. The decline is due to a combination of the following: anticipated repayments of certain higher-yielding assets during the second quarter and the effects of the lower origination volumes we experienced during the first quarter.

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We expect recurring dividend income associated with our JV to approximate $18 million during the second quarter.

We expect other fee and dividend income to approximate $26 million during the second quarter. From an expense standpoint, we expect our interest expense will decline by approximately $2 million quarter-over-quarter.We expect our quarterly management fee will decline by approximately $3 million during the second quarter based on the lower average value of our investment portfolio during the quarter, and we expect other G&A expenses to approximate $7 million during the second quarter. In terms of the [right side] of our balance sheet, our gross and net debt-to-equity levels were 80% and 74%, respectively as of March 31, 2021, as compared to gross and net debt-to-equity levels of 93% and 85%, respectively, at the end of the fourth quarter.

Our available liquidity of $2.2 billion equates to approximately 29% of the value of our investment portfolio, which is a very comfortable percentage and allows for future portfolio growth. Our capital structure is approximately 91% secured with an overall weighted average cost to debt of 2.9%.

And with that, I’ll turn the call back to Michael for a few closing remarks before we open the call for questions.

Michael Craig Forman - FS KKR Capital Corp. II - Chairman & CEO

The first quarter of 2021 represented a strong start to what we believe will be an active year from an investment standpoint.

In addition, our team has been preparing for our proposed merger with FSK, and we continue to be excited by the strategic opportunities a single BDC platform will provide our shareholders. The last few years has represented a time of change across our platform from the establishment of what has proved to be an excellent partnership with KKR to repositioning our investment portfolio to a broadening and deepening our team to fortifying our balance sheet, we are well positioned for the future.

On behalf of our entire team of more than 200 professionals, we look forward to keeping you informed of our progress, and we appreciate your interest and support. And with that, operator, we would like to open the call for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from Gary Mandell with LPL Financial.

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Gary Mandell

You mentioned that investment income, if you will, declined a little bit. You’re maintaining the dividend. I imagine there’s still a lot of legacy assets at a high interest rate that are going to be repaid in the near future, which would further decrease the investment income, but you’re maintaining your dividend. And after the merger, you’re anticipating a higher dividend yield at 9%.

So I’m just curious how, with all of these higher-paying assets coming off of the books, you’re being able to maintain or even increase the dividend after the merger.

Daniel Ryan Pietrzak - FS KKR Capital Corp. II - Co-President & CIO

Thanks, Gary, for the question. I think a couple of things. I mean, your points are fair in terms of where we’re seeing some of those repayments and where we’re seeing us putting on new risk in terms of a yield perspective. I think the 1 thing that we feel quite good about, while sort of repayments, we’re sort of mindful about but if you look at where we are net leverage for this vehicle, or even net leverage when you think about sort of the pro forma side, that does give us a fair amount of runway to be able to deploy capital, which we’re happy about in this market, right? We haven’t been sort of chasing deals here but a $1.1 billion origination quarter. If you heard the prior call, I think we’ve been pretty happy how we’ve invested in our origination team. So I think that, that runway will provide us some pretty good cover. And then we have been focused on rotating out of nonincome-producing assets.

I think we’ve got a bunch of line items done over the last several quarters. I think we’re going to continue sort of that focus, but that will also provide some tailwinds.

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Operator

(Operator Instructions) Our next question comes from Finian O’Shea with Wells Fargo Securities.

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Finian Patrick O’Shea - Wells Fargo Securities, LLC, Research Division - VP and Senior Equity Analyst

Okay. And on the dividend at 9% target yield, is that — I know there’s going to be a little bit of a spillover payout, maybe other credit facility changes, I’m not sure, but what do you in terms of the FSKR $0.55 level translated to FSK shares and so forth. Do you see this dividend holding up? Is that -is it — is this $0.55 reflects 9% of what will form post merger assuming that plays out?

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Daniel Ryan Pietrzak - FS KKR Capital Corp. II - Co-President & CIO

Yes. And Fin, I think you had a couple of points in there and let me try to answer those and then Steven Lilly, feel free to sort of add to this. I mean I think we’ve been happy with the response that we’ve gotten on the overall sort of dividend policy and going back to the sort of prior question here, I think we do feel good about being sort of — under sort of target leverage I think this is the market where we actually feel pretty good being sort of under target leverage.

I think the point you were getting at is you are correct, FSKR would have to sort of pay out sort of any and all spillovers as part of the merger being completed. I think our estimate is that, that $0.55 sort of payout that’s been declared should really cover most, if not all, of that.

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Operator

Our next question comes from Casey Alexander with Compass Point.

Casey Jay Alexander - Compass Point Research & Trading, LLC, Research Division - Senior VP & Research Analyst

Yes. I’m just kind of wondering, I’ve always been kind of struck by the disparity of the liability structure of the 2 BDCs. As you consider the merger of the 2 BDCs noting that FSKR has a much more secured credit facility oriented liability structure and FSK, more unsecured debt. How do you look at the balance between the 2 of those, once you have the entities merged? And what type of opportunities are there to continue to drive down your cost of capital?

Daniel Ryan Pietrzak - FS KKR Capital Corp. II - Co-President & CIO

Yes. And Casey, very good question. I think we’ve acknowledged that in the past out of FSKR, they haven’t had the same necessarily runway as others to issue, right, harder to do when you’re sort of nontraded. They were obviously smaller until sort of merged together. And then the rating agencies who cover FSKR, just not as broad of a set of sort of agencies.

So I would think about on a pro forma go-forward basis, us targeting a capital structure that looks more like FSKR — I’m sorry, FSK. I think we’ve been very happy with the long-dated and flexible nature of the revolver. I think we will continue to be interested in tapping that unsecured markets. I think we’ve been happy that we’re able to sort of access the CLO market. So I think we like kind of our mix, but I think you should assume it’s trending more towards what FSK looks like today.

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Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FS KKR Capital Corp. (“FSK”) or FS KKR Capital Corp. II (“FSKR” and, together, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to the Funds’ operations or the economy generally due to terrorism, natural disasters or pandemics such as COVID-19, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite stockholder approval for the Proposals (as defined below) set forth in the registration statement on Form N-14 filed with the SEC on February 25, 2021 (Registration Statement No. 333-251667), which includes a joint proxy statement of the Funds and a prospectus of FSK (the “Proxy Statement”), failure to consummate the business combination transaction involving the Funds, the price at which shares of the Funds’ common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds and failure to realize the anticipated benefits of the business combination transaction involving the Funds. Some of these factors are enumerated in the filings the Funds made with the U.S. Securities and Exchange Commission (the “SEC”) and are also contained in the Proxy Statement. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Funds, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, the Funds have filed and intend to file relevant materials with the SEC, including the Proxy Statement. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov, FSK’s website, https://www.fskkradvisor.com/fsk or FSKR’s website, https://www.fskkradvisor.com/fskr.

Participants in the Solicitation

The Funds and their respective directors, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, LLC, FS Investments, KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ stockholders in connection with the Proposals are contained in the Proxy Statement. This document may be obtained free of charge from the sources indicated above.